Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Proposed Authorization by General Meeting to Xiamen Airlines Company Limited on the Provision of Loan Guarantees to Hebei Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

11 May 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air Stock	Code: 600029	Notice No.: Lin 2015-013

ANNOUNCEMENT of China Southern Airlines Company Limited

on the proposed authorization by general meeting to xiamen airlines company limited on the provision of loan guarantees to hebei airlines company limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important Notice:

● Information on the authorization on provision of guarantees: it is proposed to authorize Xiamen Airlines Company Limited ("Xiamen Airlines") to provide loan guarantees to Hebei Airlines Company Limited ("Hebei Airlines") with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016;

● The current balance of guarantees provided by Xiamen Airlines to Hebei Airlines is RMB0;

● The overdue loan balance in respect of the guarantees for training costs of self-sponsored trainee pilots provided by the Company and Xiamen Airlines is approximately RMB1.275 million and RMB1.377 million, respectively;

● The proposed authorization on provision of guarantees is subject to consideration and approval at the general meeting.

I. Overview of the Authorization on Provision of Guarantees:

In accordance with the Articles of Association of China Southern Airlines Company Limited (the "Company"), the Board unanimously approved the following resolutions by way of written resolution on 11 May 2015 :

1. to authorize Xiamen Airlines to provide loan guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016;

2. to authorize the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees, including but not limited to executing relevant agreements and documents;

3. to request Xiamen Airlines to submit monthly statements on the aggregate balance of guarantees to the Company and, with reference to actual operation of Hebei Airlines, timely adjust its investment plan to mitigate investment risks; and

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4. to submit the aforesaid matters to the general meeting of the Company for consideration.

The number of Directors supposed to be present was 10, of which 10 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolution were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

II. Information on the Guaranteed Party

(I) Overview of the Guaranteed Party

Name of guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Mu Jianyong

Registered capital: RMB2.1 billion

Business scope: Domestic air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment; and import and export goods and technologies.

Credit rating: AA-

Material contingencies affecting solvency of the guaranteed party: None

Financial information for the latest year and the latest period:

	Unit: RMB million
Item	2014	As at 31 March 2015
Total assets	4,129.36	4,250.96
Total liabilities	3,111.61	2,925.66
Total bank loans	655.62	794.88
Total current liabilities	1,662.83	1,188.54
Net assets	1,017.75	1,325.30
Revenue	1,369.46	347.97
Net profit	-288.09	7.55

Shareholding structure: Hebei Airlines is owned as to 99.34% by Xiamen Airlines and 0.66% by Shenyang Zhongrui Investment Co., Ltd., respectively.

(II) Relationship of the Guaranteed Party with the Guarantor and the Company

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Xiamen Airlines, a subsidiary of the Company, is owned as to 51% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 15% by Jizhong Energy Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.34% shareholdings of Hebei Airlines.

III. Principal Terms of the Guarantee Agreement

No guarantee agreement has been entered into by Xiamen Airlines. The above limit of guarantees represents the proposed aggregate amount of authorized guarantees available for Xiamen Airlines, within which the amount of a given guarantee transaction is subject to the guarantee contract to be entered into with relevant financial institutions. The Company will fulfill information disclosure obligations in accordance with the execution progress of guarantee contracts.

IV. Opinion of the Board

The Board is of the opinion that the proposed authorization to Xiamen Airlines on provision of loan guarantees to Hebei Airlines, which takes full consideration of the needs in production, operation and development of Hebei Airlines, is conducive for Hebei Airlines to broaden its financing channels, reduce financing costs and assist it in achieving a turnaround from loss-making, and hence is in line with the overall development needs of the Company and Xiamen Airlines. The Board approves to submit a proposal to the general meeting for authorizing Xiamen Airlines to provide loan guarantees to Hebei Airlines with an aggregate balance up to RMB3.5 billion within the period from 1 July 2015 to 30 June 2016.

The important decisions and daily operations of Hebei Airlines, as a subsidiary of Xiamen Airlines, are under absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has established strict rules on financing to closely monitor the financing progress of Hebei Airlines. The Board is of the opinion that Hebei Airlines has adequate solvency under centralized operation and management by Xiamen Airlines. Meanwhile, Xiamen Airlines is requested to submit monthly statements on the aggregate balance of guarantees to the Company and, with reference to actual operation of Hebei Airlines, timely adjust its investment plan to mitigate investment risks.

Independent Directors of the Company have expressed the following independent opinions on the aforesaid matters:

1. The matters including the proposed authorization to Xiamen Airlines on provision of loan guarantees to its subsidiary Hebei Airlines with an aggregate balance up to RMB3.5 billion, as approved by the Board and subject to consideration by the general meeting, which take full consideration of the needs in production, operation and development of Hebei Airlines, is conducive for Hebei Airlines to broaden its financing channels, reduce financing costs and assist it in achieving a turnaround from loss-making, and hence is in line with the overall development needs of the Company and Xiamen Airlines and in the interests of the Company and its shareholders as a whole;

2. As the guarantees are to be provided to Hebei Airlines, a subsidiary of Xiamen Airlines, the Company and Xiamen Airlines can exercise effective control and precaution against guarantee risks without damaging the interests of the Company and its shareholders as a whole;

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3. The decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the applicable listing rules and the Articles of Association of the Company and are legitimate and effective.

V. Aggregate Amount of External Guarantees and Overdue External Guarantees

As at the date of this announcement, the loan balance in respect of the guarantees for training costs of self-sponsored trainee pilots provided by the Company and Xiamen Airlines is approximately RMB587.74 million and RMB45.434 million, respectively, representing approximately 1.65% and 0.13% of the Company's audited net assets for latest period, respectively, with aggregate amount of overdue guarantees of approximately RMB1,275,000 and RMB1,377,000, respectively.

VI. Documents Available for Inspection

1、The Board Resolutions

2、Independent opinions of independent Directors on the proposed authorization by general meeting to Xiamen Airlines Company Limited on the provision of loan guarantees to Hebei Airlines Company Limited

The Board of

China Southern Airlines Company Limited

11 May 2015

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